Exhibit 21.1

SUBSIDIARIES OF APPLIED DNA SCIENCES, INC.

Subsidiary	State or Country of Incorporation
APDN (B.V.I.) Inc.	British Virgin Islands
Applied DNA Sciences Europe Limited	United Kingdom
Applied DNA Sciences India Private Limited	India
LineaRX, Inc.	Delaware
Applied DNA Clinical Labs LLC	Delaware